SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

    ________________________

SCHEDULE 13D/A

  (Amendment No. 7)

Under the Securities Exchange Act of 1934

________________________

IQVIA HOLDINGS INC.

(Name of Issuer)

Common Stock, $0.01 par value per share	46266C105
(Title of class of securities)	(CUSIP number)

Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East, Suite 2500 Toronto, ON M5C 2W5 Canada Tel: (416) 868-1171

(Name, address and telephone number of person authorized
to receive notices and communications)

August 8, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 46266C105	SCHEDULE 13D	Page 2 of 9 Pages

1		NAMES OF REPORTING PERSONS Canada Pension Plan Investment Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,569,600
	8	SHARED VOTING POWER 2,531,685
	9	SOLE DISPOSITIVE POWER 1,569,600
	10	SHARED DISPOSITIVE POWER 2,531,685
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,101,285
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%(1)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on a total of 195,894,501 shares of Common Stock of the issuer outstanding as of July 22, 2019, as reported in the Form 10-Q filed by the issuer with the Securities and Exchange Commission on July 24, 2019.

CUSIP No. 46266C105	SCHEDULE 13D	Page 3 of 9 Pages

1		NAMES OF REPORTING PERSONS CPP Investment Board Private Holdings Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,525,085
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,525,085
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,525,085
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(2) Based on a total of 195,894,501 shares of Common Stock of the issuer outstanding as of July 22, 2019, as reported in the Form 10-Q filed by the issuer with the Securities and Exchange Commission on July 24, 2019.

CUSIP No. 46266C105	SCHEDULE 13D	Page 4 of 9 Pages

Explanatory Note

This Amendment No. 7 (this “Amendment No. 7”) to Schedule 13D amends the information provided in the Schedule 13D filed with the U.S. Securities and Exchange Commission by Canada Pension Plan Investment Board and CPP Investment Board Private Holdings Inc. (together, the “Reporting Persons”) on October 13, 2016 (the “Original Schedule 13D”), as amended on June 6, 2017, August 30, 2017, September 21, 2017, December 4, 2017, June 19, 2018 and December 7, 2018 (as so amended, the “Statement”).

This Amendment No. 7 is being filed to reflect the sale of certain shares of common stock, par value $0.01 per share (the “Common Shares”), of IQVIA Holdings Inc., a Delaware corporation (the “Issuer”) by Canada Pension Plan Investment Board (“CPPIB”) through its wholly-owned subsidiary CPP Investment Board Private Holdings Inc. (“PHI”) pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”).

Unless otherwise indicated, all references to “$” in this Schedule 13D are to U.S. dollars.

Information reported in the Statement remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 7.

Item 2.	Identity and Background

The last paragraph of Item 2 of the Statement is hereby amended and replaced with the following, and Schedule I of the Statement is hereby amended and replaced with Schedule I attached hereto:

In accordance with the provisions of General Instruction C to Schedule 13D, with respect to each Reporting Person, information concerning the name, business address, principal occupation and citizenship of its general partners, executive officers and board of directors and each person controlling such Reporting Person (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D, is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of the Transaction

This Amendment No. 7 amends and supplements Item 4 of the Statement as follows:

On August 8, 2019, PHI sold an aggregate of 1,810,887 Common Shares pursuant to Rule 144 at a price of $156.85 per Common Share for an aggregate disposition price of $284,037,625.95.

Item 5.	Interest in Securities of the Issuer

This Amendment No. 7 amends and replaces Item 5(a), (b) and (e) of the Statement in its entirety as follows:

(a)-(b)	See items 7 to 11 and 13 on pages 2 and 3 of Amendment No. 7, dated August 13, 2019, to this Schedule 13D.

CPPIB beneficially owns 4,101,285 Common Shares, representing approximately 2.1% of the outstanding Common Shares. PHI beneficially owns 2,525,085 Common Shares, representing approximately 1.3% of the outstanding Common Shares. Such percentages are calculated based on a total of 195,894,501 Common Shares outstanding as of July 22, 2019, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on July 24, 2019.

PHI directly owns 2,525,085 Common Shares and CPPIB is an indirect beneficial owner of such Common Shares owned by PHI. PHI and CPPIB have shared voting power and shared dispositive power with respect to such 2,525,085 Common Shares.

CUSIP No. 46266C105	SCHEDULE 13D	Page 5 of 9 Pages

In addition, CPPIB directly owns 1,569,600 Common Shares, with respect to which it has sole voting power and sole dispositive power, and indirectly owns 6,600 Common Shares through CPPIB MAP Cayman SPC, a wholly-owned subsidiary of CPPIB, with respect to which it has shared voting power and shared dispositive power. The 6,600 Common Shares directly owned by CPPIB MAP Cayman SPC are subject to investment management agreements with an unaffiliated investment manager who may be deemed to have direct voting and investment power and dispositive power with respect to such shares.

(e)	As of June 15, 2018, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer.

CUSIP No. 46266C105	SCHEDULE 13D	Page 6 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2019

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name: Patrice Walch-Watson
Title Senior Managing Director, General Counsel & Corporate Secretary

CPP INVESTMENT BOARD PRIVATE HOLDINGS INC.

By:	/s/ Ryan Barry
Name: Ryan Barry
Title: Director and Secretary

CUSIP No. 46266C105	SCHEDULE 13D	Page 7 of 9 Pages

SCHEDULE I

Directors of CPPIB

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William “Mark” Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Chuck Magro

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Nutrien Ltd

Citizenship: Canada

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Great Britain, Australia

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

CUSIP No. 46266C105	SCHEDULE 13D	Page 8 of 9 Pages

Executive Officers of CPPIB

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada and Great Britain

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Asia Pacific

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

CUSIP No. 46266C105	SCHEDULE 13D	Page 9 of 9 Pages

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Kelly Shen

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Technology and Data Officer

Citizenship: United States

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark

Directors of PHI

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Corporate Finance and Tax, CPPIB

Citizenship: Canada

Officers of PHI

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer, CPPIB

Citizenship: Great Britain

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Corporate Finance and Tax, CPPIB

Citizenship: Canada

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, CPPIB

Citizenship: Canada